UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form  40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 21, 2023, VinFast Auto Ltd. announced its unaudited financial results for the second quarter of 2023. A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated September 21, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: September 21, 2023	By:	/s/ Le Thi Thu Thuy
Name:Le Thi Thu Thuy
Title:Managing Director and Global CEO